Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

April 18, 2011

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On April 4, 2011, the Registrant received oral comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Registrant’s Post-Effective Amendment No. 68, filed on February 17, 2011 (“PEA 68”), requesting, among other things, that, once the Registrant had finalized Aspen Managed Futures Beta Index Fund’s “Fees and Expenses” and “Example” tables (beginning on page 5 of PEA 68), the Registrant file them in a separate Commission correspondence filing.  Attached as Exhibit A hereto is the Registrant’s response to the Staff’s request.

If you have any questions or further comments, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg, Esq.

Secretary, Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

EXHIBIT A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for certain sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund.  More information about these and other discounts is available from your financial professional and in “BUYING, EXCHANGING AND REDEEMING SHARES” at page [___] of the Prospectus and “PURCHASE, EXCHANGE & REDEMPTION OF SHARES” at page [___] of the Fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)

	Class A	Class I
Maximum sales charge (load) on purchases (as a percentage of offering price)	5.50%	None
Maximum deferred sales charge (as a percentage of the lower of original purchase price or redemption proceeds)	1.00%	None
Redemption fee (as a percentage of exchange price or amount redeemed within 30 days of purchase)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I
Management fees[2]	0.75%	0.75%
Distribution and service (12b-1) fees	0.25%	None
Other expenses
Other Fund expenses[3]	1.62%	1.62%
Expenses of the subsidiary	0.19%	0.19%
Total annual Fund operating expenses	2.81%	2.56%
Fee waiver and/or expense reimbursement[4]	(1.01)%	(1.01)%
Total annual Fund operating expenses after fee waiver/expense reimbursements	1.80%	1.55%

1 If you invest $1 million or more, either as a lump sum or through the Fund’s accumulation or letter of intent programs, you can purchase Class A shares without an initial sales charge (load); however a contingent deferred sales charge (“CDSC”) of 1.00% may apply to Class A shares redeemed within the first 12 months after a purchase in excess of $1 million.

2 The Fund intends to invest a portion of its assets in a wholly owned Cayman Islands subsidiary (the “Subsidiary”).  The Subsidiary has entered into a separate advisory agreement with Aspen Partners, Ltd., the Subsidiary’s investment adviser and the Fund’s investment adviser (the “Adviser”), for the management of the Subsidiary’s portfolio pursuant to which the Subsidiary is obligated to pay the Adviser a management fee at the same rate that the Fund pays the Adviser for services provided to the Fund.  The Adviser has agreed to waive the advisory fee it receives from the Fund in an amount equal to the management fee paid by the Subsidiary.  This waiver may not be terminated or modified without the consent of the Board of the Fund.

3 “Other expenses” are based on estimated amounts for the current fiscal year.

4 The Adviser has agreed to waive and/or reimburse fees or expenses in order to limit Total annual Fund operating expenses after fee waiver/expense reimbursements (excluding distribution and service (12b-1) fees, shareholder services fees, Acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to 1.55% of the Fund’s average daily net assets.  This agreement is in effect through August 31, 2012.  The Fund may have to repay some of these waivers and reimbursements to the Adviser in the following three years.  This agreement may not be terminated or modified prior to this date except with the approval of the Fund’s Board of Trustees.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of Years You Own Your Shares	1 Year	3 Years
Class A Shares	$723	$1,283
Class I Shares	$158	$700

You would pay the following expenses if you did not redeem your Shares:
Class A Shares	$723	$1,283
Class I Shares	$158	$700